Exhibit 99.1

ALTAGAS LTD. TO HOST CONFERENCE CALL TO ANNOUNCE 2019 FINANCIAL AND OPERATIONAL OUTLOOK

Calgary, Alberta (November 29, 2018)

AltaGas Ltd. (“AltaGas”) (TSX: ALA) announced today the timing of its financial and operational outlook conference call.  To align the previously discussed “update call” to review AltaGas’ 2019 outlook, capital plan and update on other strategic and operational items with the start date of the recently announced incoming Chief Executive Officer, Randy Crawford, AltaGas intends to host the conference call on Thursday, December 13, 2018.

This call, which will be led by Randy Crawford and Tim Watson, Executive Vice President and Chief Financial Officer, will discuss AltaGas’ 2019 financial outlook and capital funding plan, with an update on key initiatives including dividend policy.

Date:	December 13, 2018
Time:	7:00 a.m. MT (9:00 a.m. ET)
Dial-in:	1-647-427-7450 or toll free at 1-888-231-8191
Webcast:	https://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on December 13, 2018 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 6694687. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on December 20, 2018. The webcast will be archived for one year.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit:  www.altagas.ca

Investment Community	Media
1-877-691-7199	403-691-7197
investor.relations@altagas.ca	media.relations@altagas.ca

FORWARD LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the word “will” and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of release of 2019 outlook, conference call and webcast, replay and archiving. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.